Exhibit 3

SHARE PURCHASE

AGREEMENT

BETWEEN

THE HELLENIC REPUBLIC

AND

DEUTSCHE TELEKOM AG

TABLE OF CONTENTS

Article 1	4
Definitions and Interpretation	4

Article 2	7
Sale and Purchase of the Sale Shares	7

Article 3	8
Purchase Price - Payment Terms	8

Article 4	8
Completion	8

Article 5	9
Payment and Delivery	9

Article 6	9
Put Option	9

Article 7	12
Representations	12

Article 8	12
Covenants and Undertakings	12

Article 9	13
Default Interest	13

Article 10	13
Confidentiality	13

Article 11	14
Announcements	14

Article 12	14
Notices - Service of Process	14

Article 13	15
Amendment, Variation and Waiver	15

Article 14	15
Entire Agreement	15

Article 15	16
Language	16

Article 16	16
Assignment	16

Article 17	16
Miscellaneous	16

Article 18	16
Arbitration	16

Article 19	16
Applicable Law	16

SHARE PURCHASE AGREEMENT

This share purchase agreement (the “Agreement”) is entered into in Athens on 14 May 2008 between:

1.	THE HELLENIC REPUBLIC (the “HR” or the “Seller”) lawfully represented for the purpose of this Agreement by the Minister of Economy and Finance, pursuant to the decision 95/14.05.2008 of the Inter-Ministerial Privatization Committee of the HR.

AND

2.	DEUTSCHE TELEKOM AG, an electronic communications operator lawfully established and operating under the laws of the Federal Republic of Germany (“DT” or the “Purchaser”), having its registered seat in Bonn, Federal Republic of Germany, and lawfully represented for the purposes of this Agreement by Messrs Kevin Copp, Senior Executive Vice President, and Axel Lützner, Vice President.

The HR and DT shall be together referred to as the “Parties” and individually as a “Party”.

PREAMBLE

(A)	The Hellenic Telecommunications Organization S.A. (“OTE” or the “Company”) is an electronic communications operator lawfully established and operating as a société anonyme under the laws of the HR, having its registered seat in Maroussi of Attica (at 99 Kifissias Av.). As at the date of this Agreement, the Company’s paid-up share capital amounts to 1.171.459.429,71 Euro (the “Existing Capital”) and is divided into 490.150.389 common registered shares each having a nominal value of 2,39 Euro (the “Existing Shares”). The Existing Shares are listed and traded on the “Big Capitalization Category” of the “Securities Market” of the Athens Exchange (the “ATHEX”) and are also traded on the New York Stock Exchange in the form of “American Depositary Receipts” and the London Stock Exchange in the form of “Global Depositary Receipts”.

(B)	Pursuant to its decisions 73/06.09.2006 and 74/09.11.2006, the Inter-Ministerial Privatization Committee of the HR (the “IPC”) decided to initiate the process for further privatising OTE in accordance with Law 3049/2002.

(C)	Pursuant to its letter dated 18 March 2008 addressed to the IPC (the “DT Letter”), DT formally expressed its interest in becoming a strategic partner for OTE. Pursuant to its decision 92/27.3.2008, the IPC decided to, among others, evaluate DT’s proposal and enter into negotiations with DT.

(D)	Pursuant to its letter dated 13 May 2008, DT has formally requested that the IPC approves the acquisition by DT of Existing Shares representing more than 20% of the Existing Capital (the “DT Request”) in accordance with paragraphs 1 and 2 of article 11 of Law 3631/2008 and submitted the information required thereby.

(E)	Pursuant to its decision 93/08.05.2008, the IPC, amongst others, approved the actions taken in the context of the negotiations with DT as at that date and authorised the financial and legal advisers of the HR to continue such negotiations.

(F)	Pursuant to its 94/14.5.2008 the IPC approved the DT Request in accordance with paragraph 2 of article 11 of Law 3631/2008.

(G)	Pursuant to its decision dated 14 May 2008, the Supervisory Board of DT approved the entering into this Agreement and the Shareholders’ Agreement (as defined below).

(H)	Pursuant to its 95/14.05.2008, the IPC approved, amongst others, (i) the sale to DT of the Sale Shares (as defined below), and (ii) this Agreement and the Shareholders’ Agreement, in accordance with paragraph 1(c) of article 4 of Law 3049/2002.

NOW, THEREFORE, the Parties agree as follows:

Article 1

Definitions and Interpretation

1.1 Definitions

In this Agreement and its Schedules, the following words and expressions have the following meaning:

“Additional Shares 1” means 73.522.558 of the Existing Shares representing 15% of the Existing Shares, which shall, for the avoidance of doubt, be part of the Additional Shares.

“Additional Shares 2” means 9.645.389 of the Existing Shares representing approximately 2% of the Existing Shares, which shall, for the avoidance of doubt, be part of the Additional Shares.

“Additional Shares” means 107.671.713 of the Existing Shares representing approximately 22% of the Existing Shares, and including, for the avoidance of doubt, the Additional Shares 1 and the Additional Shares 2.

“AGM” means the annual ordinary general meeting of the Company’s shareholders.

“Article” means an article of this Agreement.

“ATHEX Regulation” means the regulation of ATHEX as originally approved by the decision of the board of directors of the CMC No 1/304/10.6.2004 and currently in force.

“ATHEX” shall have the meaning ascribed to it in the Preamble.

“Authority” means any government, governmental, supranational or other regulatory body, any court, arbitral tribunal and any agency including, without limitation, the CMC, ATHEX and any Greek or European antitrust or competition authority.

“Block Trade” means the transfer of the Sale Shares by the HR to DT through a pre-agreed on-exchange transaction, in accordance with article 101 of the ATHEX Regulation.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for normal business in Greece and in Germany.

“Clearing Regulation” means the regulation of the HELEX relating to the clearing and settlement of stock exchange transactions in securities that are traded on ATHEX in dematerialised form, which was originally approved by the decision of the board of directors of the CMC No 2/304/10.06.2004, as amended and currently in force.

“CMC” means the Hellenic Capital Market Commission.

“Completion” means the execution of the Block Trade in accordance with Article 4.

“Completion Date” has the meaning ascribed thereto in Article 4.

“Conditions” means the conditions to Completion set out in Article 4.

“Confidential Information” shall have the meaning ascribed to it in Article 11.1.

“Consent” means each Seller Consent, Purchaser Consent, Company consent and any other consent, permit, approval, authorisation, clearance, exemption, filing, recording or registration, licence or order, in each case whether corporate, regulatory or other, and references in this Agreement “to obtaining Consents” will be construed accordingly.

“Decision 35” means the decision #35/24.11.2005 of the ATHEX, as amended pursuant to its decision #6.18.2.2008.

“Decision 35 Event” means any of the events set out in the Decision 35.

“DT Letter” shall have the meaning ascribed to it in Preamble C

“DT Request” shall have the meaning ascribed to it in the Preamble D.

“Greece” means the Hellenic Republic and “Greek” shall be construed accordingly.

“Encumbrance” means any contractual right or right in rem, restrictions and third party rights or any other agreement or arrangement creating or conferring on any person a contractual right and/or right in rem over or legally limiting the capacity of that person to dispose of tangible or intangible assets or property and “to Encumber” shall be construed accordingly.

“Execution Date” means the date of execution of the present Agreement.

“Exercise Notice” shall have the meaning ascribed to it in Clause 6.

“Existing Capital” shall have the meaning ascribed to it in the Preamble.

“Existing Shares” shall have the meaning ascribed to it in the Preamble.

“Exchange Business Day” means a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the ATHEX, other than a day on which trading is scheduled to close prior to its regular weekday closing time.

“HELEX” means the Hellenic Exchanges S.A. Holding, Clearing, Settlement and Registry.

“ICC” shall have the meaning ascribed to it in Clause 18.

“ICC Rules” shall have the meaning ascribed to it in Clause 18.

“Interim Period” means the period commencing on the Execution Date and ending on the Completion Date.

“IPC” shall have the meaning ascribed to it in the Preamble.

“Market Disruption Event” means the occurrence or existence on any Exchange Business Day of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the ATHEX or otherwise) in the Existing Shares on the ATHEX, if that suspension or limitation is, in the determination of the Seller, acting in its sole discretion, material, provided that a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the ATHEX.

“Notice” shall have the meaning ascribed to it in Article 12.

“OTE” shall have the meaning ascribed to it in the Preamble.

“OTE Shares” means ordinary registered voting shares issued by OTE from time to time and shall include the Existing Shares.

“Paragraph” means a paragraph of this Agreement.

“Purchaser’s Bank” means the bank details of which will be provided by DT to the HR in writing two (2) Business Days prior to the Completion Date.

“Purchaser’s Broker” means the investment firm (within the meaning of Law 3606/2007) to be appointed by the Purchaser to execute, clear and settle the Block Trade on behalf of the Purchaser, details of which will be provided by DT to the HR in writing two (2) Business Days prior to the Completion Date.

“Purchaser’s Representations” means the representations of Article 7.

“Price per Share” means twenty-nine euros (29,00) Euros per Sale Share.

“Proceedings” means any litigation, dispute, controversy, legal action, proceedings or claims of whatever nature.

“Purchase Price” means the total amount of four hundred and thirty one million, one hundred and ten thousand and six hundred and ninety four (431.110.694) Euros, that is the number of the Sale Shares multiplied by the Price per Share, payable by the Purchaser to acquire the Sale Shares.

“Put Options” means the Put Option 1 and the Put Option 2.

“Put Option Shares” means the Put Option 1 Shares and the Put Option 2 Shares or, depending on the context, any of such shares.

“Put Option 1” shall have the meaning ascribed to it in Article 6.

“Put Option 1 Exercise Notice” means the Notice to be given by the HR to DT in connection with the exercise of the Put Option 1.

“Put Option 1 Shares” shall have the meaning ascribed to it in Article 6.

“Put Option 2” shall have the meaning ascribed to it in Article 6.

“Put Option 2 Exercise Notice” means the Notice to be given by the HR to DT in connection with the exercise of the Put Option 2.

“Put Option Period” means any of the Put Option 1 Period, the Put Option 2 First Period and the Put Option 2 Second Period.

“Put Option 1 Period” shall have the meaning ascribed to it in Article 6.

“Put Option 2 First Period” shall have the meaning ascribed to it in Article 6.

“Put Option 2 Second Period” shall have the meaning ascribed to it in Article 6.

“Put Option 2 Shares” shall have the meaning ascribed to it in Article 6.

“Put Option 1 Date” shall have the meaning ascribed to it in Article 6.

“Put Option 2 Date” shall have the meaning ascribed to it in Article 6.

“Put Option 1 Price” shall have the meaning ascribed to it in Article 6.

“Put Option 2 Price” shall have the meaning ascribed to it in Article 6.

“Relevant Rights” means any and all rights arising from the ownership of the Sale Shares and the Put Option Shares under Greek law and the Statutes.

“Remaining Shares” means the total number of the Existing Shares that will be owned by HR after the Completion Date.

“Right” shall have the meaning ascribed to it in Article 17.

“Sale Shares” means 14.865.886 of the Existing Shares which are owned by the HR and representing approximately 3.03% of the Existing Capital and voting rights in OTE.

“Securities Account” means the securities account that the Purchaser will open with the HELEX.

“Seller’s Account” means the bank account with IBAN GR73 0100 0230 0000 0000 2343 390 held by the Seller with the Seller’s Bank.

“Seller’s Bank” means the Bank of Greece.

“Seller’s Broker” means the investment firm (within the meaning of Law 3606/2007) to be appointed by the Seller to execute, clear and settle the Block Trade on behalf of the Seller, details of which will be provided by the HR to DT in writing two (2) Business Days prior to the Completion Date.

“Seller’s Representations” means the representations set out in Paragraph 7.1.

“Settlement Date” means any Exchange Business Day following the Completion Date up to and including –at the latest- the third Exchange Business Day from the Completion Date.

“Shareholders’ Agreement” means the shareholders’ agreement of even date herewith and entered into between the Parties.

“Statutes” means the articles of association of the Company, as in force at the date hereof and from time to time.

“Taxes” means all taxes of any nature, stamp or other duties, levies, contributions or charges imposed, levied or assessed against any person under Greek law.

“Transactions” means the transactions contemplated by this Agreement.

1.2 Interpretation

In this Agreement, except where the context otherwise requires:

(a)	Any reference to a Paragraph or Article is to the relevant Paragraph or Article of this Agreement;

(b)	the Article headings are included for convenience only and shall not affect the interpretation of this Agreement;

(c)	use of the singular includes the plural and vice versa;

(d)	use of any gender includes the other gender;

(e)	any reference to “persons” includes natural persons, entities (whether or not having separate legal personality), organisations, governments, governmental agencies and any other similar bodies;

(f)	any reference to a Law shall be construed as referring to a Greek law;

(g)	any reference to a Law, any other law, statute, statutory provision, rule or regulation, subordinate or enabling legislation (“legislation”) shall be construed as referring to such legislation as amended from time to time and any legislation which re-enacts or codifies (with or without modification) any such legislation; and

Article 2

Sale and Purchase of the Sale Shares

2.1 The Seller, on the terms and subject to the conditions contained in this Agreement and relying on the Purchaser’s

Representations, hereby sells and agrees to transfer to the Purchaser and the Purchaser, on the terms and subject to the conditions contained in this Agreement and relying on the Seller’s Representations, hereby purchases and agrees to acquire the ownership of the Sale Shares from the Seller, in each case free and clear of any and all Encumbrances and including all rights pertaining to the Sale Shares.

2.2 The Parties agree that the Seller shall transfer the Sale Shares to the Purchaser on the Completion Date in accordance with Paragraph 4.1.

Article 3

Purchase Price - Payment Terms

3.1 In consideration of the sale by the Seller of the Sale Shares to the Purchaser, the Purchaser shall pay the Purchase Price to the Seller in cash, in one instalment and in same day funds. To this effect, the Purchaser shall procure that the Purchase Price will be credited through the Purchaser’s Broker to the Seller’s Account on the Settlement Date in accordance with Article 5.

3.2 The Parties agree that the dividend corresponding to the Sale Shares for the Company’s financial year ended on 31 December 2007, which will become payable during 2008, will be for the benefit of the Seller, if the record date for determining the shareholders of OTE who are entitled to such dividend falls after the Completion Date, and the Purchaser hereby assigns to the Seller the right to collect such dividend from OTE. In the event that, for any reason, the Purchaser, instead of the Seller, receives such dividend, the Purchaser will have the obligation to pay it to the Seller by procuring that the relevant amount will be deposited to the Seller’s Account or as otherwise instructed in writing by the Seller.

Article 4

Completion

4.1 The Parties agree that Completion shall take place not later than the date (the “Completion Date”) which is five (5) Business Days following the date on which the following Conditions will have been fulfilled to the reasonable satisfaction of the Parties:

(a)	the Purchaser having acquired the Additional Shares; and

(b)	this Agreement and the Shareholders’ Agreement having been ratified by the Greek Parliament, as contemplated in paragraph 18.1.1 of the Shareholders’ Agreement and the regulatory requirements set out in paragraphs 18.1.2 and 18.1.3 of the Shareholders’ Agreement having been met.

4.2 The Parties shall cooperate in order to ensure fulfilment of all Conditions, provided, however, that the Purchaser shall have primary responsibility to acquire the Additional Shares at its cost and expenses and to obtain any Consent required therefor as soon as possible after the date of this Agreement and within the deadlines prescribed by the relevant legislation.

4.3 Each Party shall use all reasonable endeavours to procure, insofar as it is within its power, that the Conditions for which they are responsible are satisfied as soon as possible after the signing of this Agreement. At any time after this Agreement and the Shareholders’ Agreement have been ratified by the Greek Parliament, the Purchaser commits to acquire the Additional Shares 2. Each Party shall advise the other as soon as practicable on becoming aware that any Condition has been satisfied and the other Party shall indicate in writing within five (5) Business Days whether it has any disagreement as to whether such Condition has indeed been satisfied.

4.4 If, notwithstanding the Parties’ reasonable endeavours, the Purchaser has not acquired the Additional Shares 1 by 30 of May 2008, this Agreement shall ipso jure terminate and no Party shall have any obligation or liability to the other Party, with the exception of any liability which at the time of termination has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to such termination.

Article 5

Payment and Delivery

5.1 The Parties agree that on the Completion Date and more particularly prior to the commencement of the trading session of ATHEX on that day, provided that such day is an Exchange Business Day:

(a)	the Seller shall irrevocably instruct in writing the Seller’s Broker to sell to the Purchaser the Sales Shares at the Price per Share through a Block Trade, against due performance by the Purchaser of its obligations under subparagraph (b) below, as required under the ATHEX Regulation;

(b)	the Purchaser shall irrevocably instruct in writing:

(i)	the Purchaser’s Broker to purchase from the Seller the Sale Shares at the Price Per Share through a Block Trade; and

(ii)	the Purchaser’s Bank to make available to the Purchaser’s Broker the funds in respect of the Purchase Price for the purpose of crediting the same to the Seller’s Account, in accordance with Clause 3,

(c)	the Seller shall irrevocably instruct in writing the Seller’s Broker and the Purchaser shall irrevocably instruct in writing the Purchaser’s Broker to clear and settle the Block Trade on the Settlement Date, in accordance with the Clearing Regulation.

5.2 The Parties agree that:

(a)	the credit of (i) the Purchase Price to the Seller’s Account minus any Taxes, fees, duties and charges that may be payable by the Seller for the sale of the Sale Shares shall be conclusive evidence of the discharge of the Purchaser’s obligation to pay the Purchase Price; and

(b)	the registration of the Sale Shares with the Securities Account shall be conclusive evidence of the discharge of the Seller’s obligation to transfer the ownership over the Sale Shares to the Purchaser.

5.3 The Parties shall cooperate in the execution, clearing and settlement of the Block Trade by giving the requisite instructions to the Seller’s Broker and the Purchaser’s Broker, as the case may be, and undertake to communicate with each other in good faith.

5.4 Each of the Parties shall do or procure the doing of all such acts and will execute or procure the execution of all such documents as are necessary to implement the Block Trade.

Article 6

Put Option

6.1 DT hereby grants to HR the right to require DT to purchase from the HR OTE Shares (the “Put Option 1”) representing five per cent (5%) of such shares (the “Put Option 1 Shares”) at a price of twenty seven Euros and fifty cents (€ 27.50) per OTE Share (the “Put Option 1 Price”). The Put Option 1 will become exercisable, whether in whole or in part:

(a)	for a period beginning from 1 October 2008 (to the extent that the Completion Date has occurred prior to such date) or from the Completion Date (if such date has occurred after 1 October 2008) and expiring one (1) year after Completion (the “Put Option 1 Period”);

(b)

by HR irrevocably giving Notice (the “Put Option 1 Exercise Notice”) to DT of its intent to exercise the Put Option 1, specifying therein the exact number of the Put Option 1 Shares and the date for the transfer thereof, which shall be the fifteenth (15th) Business Day from the date of the Put Option 1 Exercise Notice (the “Put Option 1 Date”); and

(c)	at the Put Option 1 Price. It is understood that the Put Option 1 Price will not be reduced if the dividend declared by the Company in respect of its financial year ended on 31 December 2007 or that ending on 31 December 2008 or any interim dividend or other form of cash distribution to its shareholders that may be declared or made by the Company in respect of its current financial year which, in each case, will correspond to the Put Option 1 Shares, has been paid to the Seller on or prior to the Put Option 1 Date.

6.2 DT hereby grants to HR the right to require DT to purchase from the HR OTE Shares (the “Put Option 2”) representing ten per cent (10%) of such shares plus any portion of the Put Option 1 Shares which have not been sold by the Seller during the Put Option 1 Period (together the “Put Option 2 Shares”). The Put Option 2 will become exercisable, in whole or in part and in one or more tranches, for a period beginning one (1) year from Completion and ending on 31 December 2011 as follows:

(a)	at a price per Put Option 2 Share (the “Put Option 2 Price”) equal to the sum of (i) the weighted average market price for the OTE Shares on the ATHEX (“VWAP”) for the last 20 trading days prior to the Put Option 2 Exercise Notice (ii) and a premium of (A) twenty per cent (20%), if the Put Option 2 Exercise Notice is sent at any time within the period beginning one (1) year from Completion and expiring two (2) years from Completion (the “Put Option 2 First Period”), and (B) fifteen per cent (15%), if the Put Option 2 Exercise Notice is sent at any time after the Put Option 2 First Period until and including 31 December 2011 (the “Put Option 2 Second Period”); and

(b)

by HR irrevocably giving Notice to DT of its intent to exercise the Put Option 2 (the “Put Option 2 Exercise Notice”), specifying therein the exact number of the Put Option 2 Shares and the date for the transfer thereof, which shall be the third (3rd) Business Day after the expiration of one month from receipt by DT of the Put Option 2 Exercise Notice (each the “Put Option 2 Date”), it being understood that

(i)	“block trades” (as defined in article 100 et seq. of the ATHEX Regulation) shall not be taken into account to calculate the VWAP; and

(ii)	for the calculation of the VWAP, if such Put Option 2 Exercise Notice is given within twenty (20) trading days of a dividend being paid by OTE and thus the OTE Shares becoming ex-dividend in the process, for the purposes of calculating an average, the following adjustments to the OTE Share prices shall be made before the Put Option 2 Price is calculated as per Paragraph 6.2a:

(A)	In case the OTE Shares have been traded cum-dividend for ten (10) trading days or more than ten (10) days of the twenty (20) day VWAP period, the prices for the OTE Shares in the days that have been traded ex-dividend shall be increased by the amount of the dividend to calculate the VWAP. Put Option 2 Price referred to in Paragraph 6.2 (a) will be adjusted to be the sum of the VWAP and the relevant premium as in Paragraph 6.2 (a) above, less the per share amount of the dividend received.

(B)	in case the OTE Shares have been traded ex-dividend for more than ten (10) trading days of the twenty (20) day VWAP period, the prices for the OTE Shares in the days that have been traded cum-dividend shall be decreased by the amount of the dividend to calculate the VWAP. The Put Option 2 Price referred to in Paragraph 6.2 (a) will be adjusted to be the sum of the VWAP and the relevant premium, as in Paragraph 6.2 (a) above.

6.3 The Parties agree that:

(a)	the receipt of DT of a Put Option Exercise Notice sent by the HR shall oblige the former to sell and the latter to purchase the relevant Put Option Shares at the relevant Put Option Price; and

(b)	the transfer of any Put Option Shares to DT from the HR shall require the entering into a separate written agreement, substantially in the form of this Agreement, with such adjustments as the Parties will deem necessary in view of the prevailing circumstances.

6.4 If, at any time during the Put Option 1 Period, the Put Option 2 First Period or the Put Option 2 Second Period, a Decision 35 Event occurs, thus triggering an adjustment to the market price of OTE Shares in accordance with Decision 35, the Parties agree that such adjustment shall be taken into account to calculate the Put Option 1 Price or Put Option 2 Price, as applicable.

6.5 If in any case there is no market price for OTE for any reason whatsoever for more than five (5) Business Days and thus the price used as a basis for the Put Option 2 cannot be calculated, then each Party will appoint an internationally recognized investment bank to provide a valuation estimate of the OTE Shares at that point in time. If there is less than 15% difference in the valuation estimate between the Parties as described above, then (i) the average of the two valuations plus a premium of 20% will be considered as the Put Option 2 Price if the Put Option 2 Exercise Notice was sent during Put Option 2 First Period, or (ii) the average of the two valuations plus a premium of 15% will be considered as Put Option 2 Price if the Put Option 2 Exercise Notice was sent during the Put Option 2 Second Period. If the valuation estimate between the Parties, as described, above is 15% or more, then both Parties will agree to appoint a third internationally recognized investment bank to provide a valuation estimate of the OTE Shares. If the Parties fail to agree on which investment bank to appoint, the Parties will refer the issue to the Geneva court of arbitration and agree to accept its nomination among international investment banks that do not have a conflict of interest with either Party. The Put Option 2 Price will be the average of the third investment bank’s valuation and the valuation of the original investment bank that was closest to the third investment bank’s valuation plus (i) a premium of 20%, if the Put Option 2 Exercise Notice was sent during the Put Option 2 First Period, or (ii) a premium of 15%, if the Put Option 2 Exercise Notice was sent during Put Option 2 Second Period.

Article 7

Representations

7.1 The HR hereby represents to DT as follows:

(a)	The HR is the sole and undisputed owner and possessor of the Sale Shares and it has the legal right and power to sell and transfer the Sale Shares, and upon transfer of the Sale Shares to DT pursuant to this Agreement title thereto will pass, free and clear of all Encumbrances.

(b)	The Sale Shares:

(i)	exist and are fully paid-in; and

(ii)	represent not less than 3.03% of the voting rights in the Company; and

(iii)	are in dematerialised form, listed and traded on the “Big Capitalization Category” of the “Securities Market” of ATHEX.

(c)	The Relevant Rights deriving from the Sale Shares are free and clear of any Encumbrance.

(d)	The execution of this Agreement by the HR and performance of its obligations hereunder and all documents and instruments signed or to be signed pursuant hereto, and the consummation of the Transactions, have been duly approved by the HR.

7.2 DT hereby represents to the HR that it:

(a)	it is duly incorporated, validly existing and operating and in good standing under the laws of the jurisdiction of its incorporation and has the requisite capacity, power and authority to enter into and to perform its obligations under this Agreement, the Transaction and any other document or instrument related hereto;

(b)	has obtained all Consents necessary or required to enable DT to sign and perform its obligations under this Agreement, the Transactions and any other document or instrument related hereto and such Consents remain in full force and effect, and no further steps on the part of DT are necessary or required to approve this Agreement or any other document or instrument relevant thereto and the consummation of the Transactions; and

(c)	The execution of this Agreement by DT and performance of its obligations hereunder and all documents and instruments signed or to be signed pursuant hereto, and the consummation of the Transactions, have been duly approved by DT.

Article 8

Covenants and Undertakings

During the Interim Period, the Seller hereby covenants with and undertakes to the Purchaser that it:

(a)	shall not sell, transfer, assign or otherwise Encumber or dispose of any Sale Shares or to agree or commit to do any of the foregoing; and

(b)	shall, in general, refrain from any act or omission which may adversely affect the consummation of the Transactions.

Article 9

Default Interest

All payments to be made under this Agreement shall be made in Euros in same day available funds. If any sum due for payment under or in accordance with this Agreement is not paid on the due date, the Party in default shall be liable for default interest at the rate of six per cent (6%) per annum (calculated on a day to day basis) on that sum from the due date until the date of actual payment.

Article 10

Confidentiality

10.1 The Parties shall use all reasonable endeavours to keep confidential and to ensure that their respective officers, employees, agents and professional and other advisers keep confidential any information and material (the “Confidential Information”) relating to the Transactions, this Agreement and any agreement or arrangement entered into pursuant hereto (the “Confidential Information”).

10.2 The Parties understand that full disclosure of the contents of this Agreement and relevant information, including Confidential Information, shall be required, for the purposes of the ratification of this Agreement and the Shareholders’ Agreement by the Greek Parliament.

10.3 Save as provided below, no Party may use for its own business or other purposes or disclose to any third party any Confidential Information without the consent of the other Party. This Article 10 shall not apply to:

(a)	information which is or becomes publicly available (otherwise than as a result of a breach of this Article 10);

(b)	information which is independently developed by the relevant Party at the date hereof or acquired from a third party, to the extent that it is acquired with the right to disclose it;

(c)	information which was lawfully in the possession of the relevant Party at the date hereof free of any restriction on disclosure;

(d)	information which, following disclosure under this Article 10, becomes available to the relevant Party from a source other than another Party which is not bound by any obligation of confidentiality in relation to such information;

(e)	the disclosure by a Party of Confidential Information to its directors, agents or employees, as the case may be, who/which need to know that Confidential Information in the reasonable opinion of such Party for purposes relating to this Agreement but the above persons shall not use that Confidential Information for any other purpose;

(f)	the disclosure of Confidential Information to the extent required to be disclosed by law or any court of competent jurisdiction, or any binding judgement, order or requirement of any competent Authority for the purposes of obtaining any Consent or otherwise, following consultation with the other Party;

(g)	the disclosure of Confidential Information to any Tax Authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or any member of its group;

(h)	the disclosure to a Party’s professional advisers of information reasonably required to be disclosed for purposes relating to this Agreement; or

(i)	any announcement, or circular made, or information provided in accordance with the terms of Articles 10 and 11.

10.4 Each Party shall inform any officer, employee or agent or any professional or other advisor advising it, as the case may be, in relation to matters concerning this Agreement and the Transaction, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and

(b)	not to disclose it to any third party (other than those persons to whom it has already been or may be disclosed in accordance with the terms of this Article 10).

Article 11

Announcements

A Party shall not make any public announcement or issue any circular relating to this Agreement and the Purchase Agreement or any ancillary matter after the date hereof, without the Parties having consulted each other and provided that the Parties will have duly considered any comments made by the other Party. This Article 20 shall not prevent a Party from making any announcement or issue or release any press release or circular required by any applicable legislation, but the Party with an obligation to make an announcement or issue a circular shall consult with the other Party so far as is reasonably practicable before complying with such obligation.

Article 12

Notices - Service of Process

12.1 Any notice, claim, demand or other document or communication to be served or sent in connection with this Agreement or with any Proceedings (each a “Notice”) shall be in writing and may be delivered or sent by first class registered mail or facsimile or e-mail to the relevant Party at its address or facsimile number and e-mail address specified below or at such other address as either Party may have notified to the other Party five (5) Business Days prior to any change of contact details in accordance with this Paragraph 12.1, and marked “IMPORTANT LEGAL NOTICE”.

(a)	The contact details of the Purchaser are:

DEUTSCHE TELEKOM AG

Address: Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

Tel: +49 228 181 850000

Fax: +49 228 181 85111

E-mail: kevin.copp@telekom.de

Attention: Mr Kevin Copp

with a copy to:

Freshfields Bruckhaus Deringer,

Attn.: Mr Michael Haidinger

(b)	The contact details of the Seller are:

Ministry of Economy and Finance

General Accounting Office

Directorate 25th - Department C’

37 Panepistimiou Str.

Athens 101 65

Tel.: 210 - 33 38 910, 210 33 38 975

Fax: 210 - 33 38 959

email: d25@mof-glk.gr

Attention of: Director

with a copy to:

Ministry of Economy and Finance

Special Secretariat for Privatization

8 Karagiorgi Servias Str.

Athens 101 84

Tel: 210 - 33 75 736

Fax:210 - 33 75 917

email: ega@mnec.gr

Attention of: Special Secretary for Privatization

12.2 Any Notice shall be deemed to have been served:

(a)	if delivered, at the date of delivery where it is delivered before 13.00 on a Business Day and, in any other case, at 10.00 on the Business Day following delivery; or

(b)	if posted, on the date of receipt where it is received before 15.00 on a Business Day and, in any other case, at 10.00 on the Business Day following receipt; or

(c)	if sent by facsimile or e-mail, on the date of transmission, where it is transmitted before 13.00 on a Business Day, and, in any other case, at 10.00 on the Business Day following the date of transmission, provided received in legible form.

12.3 In proving service of a Notice it shall be sufficient to prove that delivery was made or that the envelope containing the Notice was properly addressed and received or that the facsimile or e-mail was properly addressed and transmitted and received in legible form, as the case may be, in each case at the address, facsimile number or e-mail address referred to in Paragraph 12.1.

Article 13

Amendment, Variation and Waiver

No amendment, variation or waiver of this Agreement or any provision hereof shall be effective unless it is in writing and duly executed by or on behalf of each Party.

Article 14

Entire Agreement

This Agreement contains the entire agreement between the Parties relating to the Transaction and supersedes all previous arrangements of any kind between the Parties relating to the same matter.

Article 15

Language

This Agreement has been executed in the English language and all Notices between the Parties shall be in the English language.

Article 16

Assignment

This Agreement is personal to the Parties and the rights and obligations of any of the Parties may not be assigned or otherwise transferred without the prior written consent of the other Party.

Article 17

Miscellaneous

17.1 Each Party shall bear all Taxes, costs, commissions, fees, expenses or other charges of a similar nature incurred by it in connection with the preparation, negotiation, entry into and performance of this Agreement and the documents to be entered into pursuant hereto, taking into account article 10 of Law 3049/2002.

17.2 No failure of any Party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) shall operate as a waiver of that Right, nor shall any single or partial exercise of any Right preclude any other or further exercise of that Right or the exercise of any other Right. Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

17.3 If any provision (or part of a provision) in this Agreement is invalid or unenforceable to any extent or for any purpose, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions (or the rest of the provision in question); but the relevant provision shall be deemed to be severed or subject to such consequential modifications as may be necessary.

17.4 Each Party warrants to the other to discharge in good faith all of its obligations in strict compliance with each, every and all the terms and provisions contained in this Agreement.

Article 18

Arbitration

All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration (the “ICC Rules”) of the International Chamber of Commerce (“ICC”) by three (3) arbitrators, of whom one shall be appointed by each Party and the third one (who will preside the arbitral tribunal) shall be appointed by the Chairman of the ICC, in accordance with the ICC Rules. The place or arbitration shall be Geneva, Switzerland and the language of the proceedings shall be the English language. The award rendered by the arbitral tribunal shall be final and binding, without recourse to national courts, except where provided by law.

Article 19

Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of Greece.

IN WITNESS WHEREOF, the Parties have signed this Agreement in two (2) originals the day and year first above written and each Party has received one (1) original.

Signed on behalf of the Hellenic Republic	Signed on behalf of Deutsche Telecom AG

By	By

Name:	Name:

Position:	Position:

Place:	Place: